

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 22, 2009

David L. Warnock
Chief Executive Officer
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, MD 21202

> **RE:** **Camden Learning Corporation**
> **Form 10-K for the transition period January 1, 2009 to May 31, 2009**
> **Filed August 20, 2009**
> **File No. 000-52919**

Dear Mr. Warnock:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   In future filings, please revise your cover page to include the SEC Commission file number.

2.   We note that you report your Common Stock, Warrants, and Units as being registered pursuant to Section 12(b) of the Exchange Act, and that the "Over The Counter Bulletin Board" is the exchange on which such securities are registered.

Please note that the OTCBB is not considered a national securities exchange for purposes of registration under Section 12(b). Further, your Form 8-A filed on November 19, 2007 only registers these securities under Section 12(g), not 12(b). Therefore, in future filings, please revise your disclosure to indicate that these securities are registered pursuant to Section 12(g), not 12(b).

Part 1.—Item 1. Business, page 2

Redemption Rights, page 4

3.   You state in the penultimate sentence of the first paragraph on page 5, "Even if less than 30% of the stockholders, as described above, exercise their redemption rights, we may be unable to consummate a business combination if such redemption leaves us with funds less than an aggregate fair market value equal to at least 80% of the amount in our trust account (less the deferred underwriting discount and commissions and taxes payable) at the time of such transaction, which amount is required for our initial business combination." In your response, please further explain to us the nature of this restriction. Also, approximate what percentage of stockholders would have to exercise their redemption rights in order for the aggregate fair market value to equal less than 80% of the amount in your trust account (less the deferred underwriting discount and commissions and taxes payable). We may have further comment upon review of your response.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile at (212) 370-1300
     Adam Mimeles
     (Ellenoff Grossman & Schole LLP)